UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2010

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 21 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 July 2010
Number	18/10

BHP BILLITON PRODUCTION REPORT FOR THE YEAR ENDED 30 JUNE 2010

•

Petroleum delivered its third consecutive annual production record following the successful delivery of a series of growth projects in the Gulf of Mexico (USA) and Australia. These contributed to continued growth in the high margin crude operations.

•	BHP Billiton operated Shenzi (USA) and Pyrenees (Australia) performed at or above design capacity during the year.

•	Western Australia Iron Ore achieved its tenth consecutive annual production record. Samarco (Brazil) also achieved quarterly and annual production records.

•	Annual production records were also achieved at North West Shelf, Hunter Valley Energy Coal, Worsley, Nickel West and Poitrel (all Australia), Alumar refinery (Brazil) and Zamzama (Pakistan).

•	Quarterly production records were achieved for manganese alloy, Cerrejon Coal (Colombia) and Samancor Metalloys (South Africa).

•

During the second half of the financial year, the old benchmark pricing system for iron ore and metallurgical coal was substantially replaced by shorter term market based pricing. The transformation ensures the majority of BHP Billiton’s bulk commodities (iron ore, manganese, metallurgical coal and energy coal) are now linked to market based prices.

BHP Billiton continues to be cautious on the short term outlook for the global economy. Uncertainty surrounds the near term prospects for growth in the developed world as governments adjust fiscal policies following a period of significant stimulus and subsequent increase in sovereign debt levels. Within China, measures introduced to reduce growth to more sustainable levels means volatility in commodity end-demand is likely to persist. BHP Billiton sees these measures as a normal continuation of China’s economic management policies.

Petroleum

	JUNE 2010 YTD	JUNE 2010 QTR	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	97,136	25,679	25%	18%	14%
Natural Gas (bcf)	368.57	90.98	2%	-6%	3%
Total Petroleum Products (million boe)	158.56	40.84	15%	8%	10%

Total Petroleum Production – Petroleum delivered its third consecutive annual production record following the successful delivery of a series of growth projects in the Gulf of Mexico and Australia. BHP Billiton operated Shenzi and Pyrenees performed at or above design capacity during the year. This strong performance was partially offset by natural field decline and the suspension of drilling activities in the Gulf of Mexico.

Drilling activities at Atlantis (USA) and Shenzi ceased during the June 2010 quarter. BHP Billiton continues to monitor and assess the impact of the six month suspension of certain permitting and drilling activities in the Gulf of Mexico.

Crude Oil, Condensate, and Natural Gas Liquids – High margin crude oil and condensate production was 27 per cent higher than the year ended June 2009 and significantly higher than all comparative periods following the successful start-up of Pyrenees and consistently strong performance at Shenzi. Strong reservoir performance from Atlantis North (USA) and a lack of weather related impacts also contributed to the annual increase in production.

Natural Gas – Production was in line with the year ended June 2009. Production at the North West Shelf benefited from a full year contribution from LNG Train 5. This was offset by planned maintenance at both the North West Shelf and UK assets.

Aluminium

	JUNE 2010 YTD	JUNE 2010 QTR	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
Alumina (‘000 tonnes) (a)	3,763	962	9%	9%	-6%
Aluminium (‘000 tonnes)	1,241	309	1%	0%	1%

Alumina – Production was nine per cent higher than the year and quarter ended June 2009 due to record annual performance at Worsley and the ongoing ramp up of the recently expanded Alumar refinery. An unplanned interruption of the ship unloading capabilities at Alumar impacted current quarter performance. In addition, Worsley benefited from the processing of stockpiled hydrate in the March 2010 quarter.

Aluminium – Production across all operations was in line with comparative periods.

Base Metals

	JUNE 2010 YTD	JUNE 2010 QTR	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
Copper (‘000 tonnes)	1,075.2	291.1	-11%	-5%	27%
Lead (tonnes)	248,486	62,916	8%	7%	3%
Zinc (tonnes)	198,279	45,422	21%	3%	-3%
Silver (‘000 ounces)	45,362	11,413	10%	6%	-1%
Uranium Oxide Concentrate (Uranium) (tonnes)	2,279	712	-43%	-38%	700%

Copper – Production was higher than the March 2010 quarter due to strong performance at Escondida (Chile), a return to full capacity at Spence (Chile) and improved plant utilisation at Cerro Colorado (Chile). Olympic Dam (Australia) recommenced hoisting from the Clark Shaft during the quarter and has returned to full production.

Production for the year ended June 2010 decreased due to the Olympic Dam Clark Shaft outage, industrial action at Spence, lower grades at Cerro Colorado and Antamina (Peru), and the cessation of sulphide mining at Pinto Valley (USA). This was partly offset by higher grade and recovery at Escondida.

Escondida production is expected to decline by five to 10 per cent in the 2011 financial year, mainly due to lower grade.

At 30 June 2010 the Group had 236,584 tonnes of outstanding copper sales that were revalued at a weighted average price of US$2.96 per pound. The final price of these sales will be determined in the 2011 financial year. In addition, 234,871 tonnes of copper sales from the 2009 financial year were subject to a finalisation adjustment in 2010. The finalisation adjustment and provisional pricing impact as at 30 June 2010 will increase earnings(b) by US$303 million for the year (year ended June 2009 US$936 million loss).

Lead – Cannington (Australia) production increased over the previous year and quarter ended June 2009 due to higher grades and plant throughput.

Zinc – Production was higher than the year and quarter ended June 2009 due to higher plant throughput and utilisation, and higher grades at Antamina and Cannington.

Silver – Production was higher than the year and quarter ended June 2009 due to higher throughput and increased grade at Cannington.

Uranium – Production was lower than the year and quarter ended June 2009 due to the Clark Shaft outage at Olympic Dam. The Clark Shaft returned to full capacity during the June 2010 quarter.

Diamonds & Specialty Products

	JUNE 2010 YTD	JUNE 2010 QTR	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
Diamonds (‘000 carats)	3,050	740	-5%	-18%	-4%

Diamonds – Production was lower than all comparative periods primarily due to lower average grade. During the year a higher proportion of ore was sourced from the Fox pit at Ekati (Canada) as mining of the higher grade Panda underground was completed.

Stainless Steel Materials

	JUNE 2010 YTD	JUNE 2010 QTR	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
Nickel (‘000 tonnes) (c)	173.4	45.7	25%	12%	6%

Nickel – Nickel West achieved record production for the year ended June 2010 following the major furnace rebuild at the Nickel West Kalgoorlie (Australia) smelter in the prior year. The subsequent drawdown of accumulated concentrate stocks is largely complete.

Production in the June 2010 quarter was impacted by disruptions to hydrogen supply at the Nickel West Kwinana (Australia) refinery and an unplanned outage at Nickel West Kalgoorlie.

During the second half of the 2011 financial year, Cerro Matoso (Colombia) production will be impacted for nine months due to the planned replacement of one of its two furnaces.

Iron Ore

	JUNE 2010 YTD	JUNE 2010 QTR	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
Iron Ore (‘000 tonnes)	124,962	31,243	9%	16%	0%

Iron Ore – Record production was achieved for the year ended June 2010. Current quarter production was impacted by tie-in activities at Western Australia Iron Ore as Rapid Growth Project 4 continues to ramp up.

Following demand related production adjustments, Samarco returned to full production during the year ended June 2010, delivering a record result for the operation.

For the 2010 financial year, 39 per cent of Western Australia Iron Ore shipments on a wet metric tonne basis were priced on annually agreed terms, with the remainder sold on a shorter term basis. During the second half of the financial year, the old benchmark pricing system was substantially replaced by shorter term market based, landed pricing. Our expectation is that future Western Australia Iron Ore shipments will be priced on this basis.

Manganese

	JUNE 2010 YTD	JUNE 2010 QTR	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
Manganese Ore (‘000 tonnes)	6,124	1,721	37%	244%	1%
Manganese Alloy (‘000 tonnes)	583	218	14%	772%	27%

Manganese Ore – Production was higher than all corresponding periods despite weather related impacts in Australia and South Africa during the June 2010 quarter. Mamatwan mine (South Africa) achieved record production during the quarter. For the year, production was significantly higher and reflected improved market demand.

Samancor Manganese ore continues to be priced on a monthly basis.

Manganese Alloy – Following the recovery in market conditions, production was at record levels for the quarter and higher for the year ended June 2010. Samancor Metalloys achieved record production during the June 2010 quarter.

Samancor Manganese alloy continues to be priced on a shorter term basis.

Metallurgical Coal

	JUNE 2010 YTD	JUNE 2010 QTR	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
Metallurgical Coal (‘000 tonnes)	37,381	10,927	3%	16%	34%

Metallurgical Coal – Production was higher due to improved operational and supply chain performance, supported by strong demand. The March 2010 quarter was impacted by wet weather disruptions at Queensland Coal and planned longwall moves at Illawarra (both Australia). Despite this, Queensland Coal achieved record annual and quarterly shipments. Hay Point Coal Terminal (Australia) is currently undergoing planned maintenance on Berth 2, which is scheduled for completion in August 2010.

As with iron ore, the old benchmark system was substantially replaced by shorter term market based pricing. For the year ended June 2010, 34 per cent of metallurgical coal shipments were priced on a shorter term basis. The majority of product sold in the June 2010 quarter was priced in this manner.

Energy Coal

	JUNE 2010 YTD	JUNE 2010 QTR	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
Energy Coal (‘000 tonnes)	66,131	16,270	0%	-8%	0%

Energy Coal – Production was in line with the previous year with the continued ramp up of the Klipspruit (South Africa) expansion and record production at Hunter Valley Energy Coal offsetting lower customer demand at New Mexico Coal (USA). Cerrejon Coal achieved a production record during the June 2010 quarter however this was offset by weather related disruptions and a strike by the rail services provider in South Africa, and plant upgrade activities related to the MAC20 project at Hunter Valley Energy Coal.

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Earnings before interest and tax.
(c)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com.

Australia Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Fiona Martin, Media Relations Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Americas Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Brendan Harris, Investor Relations Tel: +61 3 9609 4323 Mobile: +61 437 134 814 email: Brendan.Harris@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		JUNE 2009	MAR 2010	JUNE 2010	JUNE 2010	JUNE 2009	JUNE YTD10 vs JUNE YTD09	JUNE Q10 vs JUNE Q09	JUNE Q10 vs MAR Q10
PETROLEUM
Crude oil & condensate	(‘000 bbl)	18,523	19,736	22,497	84,387	66,328	27%	21%	14%
Natural gas	(bcf)	96.32	88.27	90.98	368.57	362.80	2%	-6%	3%
Natural gas liquid	(‘000 bbl)	3,267	2,769	3,182	12,749	11,176	14%	-3%	15%
Total Petroleum Products	(million boe)	37.84	37.21	40.84	158.56	137.97	15%	8%	10%

ALUMINIUM
Alumina (a)	(‘000 tonnes)	882	1,021	962	3,763	3,461	9%	9%	-6%
Aluminium	(‘000 tonnes)	310	306	309	1,241	1,233	1%	0%	1%
BASE METALS
Copper	(‘000 tonnes)	307.2	229.1	291.1	1,075.2	1,207.1	-11%	-5%	27%
Lead	(tonnes)	58,542	61,127	62,916	248,486	230,051	8%	7%	3%
Zinc	(tonnes)	44,187	46,597	45,422	198,279	163,215	21%	3%	-3%
Gold	(ounces)	46,993	21,662	35,305	141,919	176,281	-19%	-25%	63%
Silver	(‘000 ounces)	10,796	11,491	11,413	45,362	41,341	10%	6%	-1%
Uranium oxide concentrate	(tonnes)	1,154	89	712	2,279	4,007	-43%	-38%	700%
Molybdenum	(tonnes)	166	190	269	813	1,522	-47%	62%	42%
DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	903	770	740	3,050	3,221	-5%	-18%	-4%
STAINLESS STEEL MATERIALS
Nickel (b)	(‘000 tonnes)	40.8	43.3	45.7	173.4	139.2	25%	12%	6%
IRON ORE
Iron ore	(‘000 tonnes)	27,048	31,164	31,243	124,962	114,415	9%	16%	0%
MANGANESE
Manganese ore	(‘000 tonnes)	500	1,710	1,721	6,124	4,475	37%	244%	1%
Manganese alloy	(‘000 tonnes)	25	171	218	583	513	14%	772%	27%
METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	9,460	8,157	10,927	37,381	36,416	3%	16%	34%
ENERGY COAL
Energy coal	(‘000 tonnes)	17,662	16,342	16,270	66,131	66,401	0%	-8%	0%

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	QUARTER ENDED					YEAR TO DATE
BHP Billiton Interest	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	JUNE 2010	JUNE 2009
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)	18,523	21,648	20,506	19,736	22,497	84,387	66,328
Natural gas (bcf)	96.32	98.17	91.15	88.27	90.98	368.57	362.80
NGL (‘000 bbl) (a)	3,267	3,685	3,113	2,769	3,182	12,749	11,176

Total Petroleum Products (million boe)	37.84	41.70	38.81	37.21	40.84	158.56	137.97

ALUMINIUM
ALUMINA
Production (‘000 tonnes)
Worsley	86%	747	709	755	811	779	3,054	2,924
Suriname (b)	45%	226	78	—	—	—	78	935
Alumar	36%	135	132	184	210	183	709	537

Total		1,108	919	939	1,021	962	3,841	4,396

ALUMINIUM
Production (‘000 tonnes)
Hillside	100%	177	179	180	174	177	710	702
Bayside	100%	25	25	25	24	24	98	99
Alumar	40%	44	44	43	44	43	174	177
Mozal	47%	64	65	65	64	65	259	255

Total		310	313	313	306	309	1,241	1,233

BASE METALS (c)
COPPER
Payable metal in concentrate (‘000 tonnes)
Escondida	57.5%	111.5	102.8	130.6	101.5	113.2	448.1	417.6
Antamina	33.8%	26.3	24.3	26.6	22.4	25.3	98.6	109.0
Pinto Valley (d)	100%	—	—	—	—	—	—	33.3
Total		137.8	127.1	157.2	123.9	138.5	546.7	559.9

Cathode (‘000 tonnes)
Escondida	57.5%	49.4	47.9	45.9	36.2	44.2	174.2	172.1
Cerro Colorado	100%	27.5	18.6	21.6	20.2	24.8	85.2	102.1
Spence	100%	44.8	51.0	18.8	45.0	44.8	159.6	172.7
Pinto Valley (d)	100%	1.4	1.6	1.5	1.6	1.5	6.2	6.2
Olympic Dam	100%	46.3	37.7	26.1	2.2	37.3	103.3	194.1

Total		169.4	156.8	113.9	105.2	152.6	528.5	647.2

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	57,145	60,879	61,701	60,577	62,288	245,445	226,794
Antamina	33.8%	1,397	491	1,372	550	628	3,041	3,257

Total		58,542	61,370	63,073	61,127	62,916	248,486	230,051

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	13,258	15,190	18,324	15,257	13,935	62,706	54,849
Antamina	33.8%	30,929	31,235	41,511	31,340	31,487	135,573	108,366

Total		44,187	46,425	59,835	46,597	45,422	198,279	163,215

Refer footnotes on page 4.
BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	17,595	13,905	20,924	20,010	21,586	76,425	67,322
Olympic Dam (refined gold)	100%	29,398	26,006	24,117	1,652	13,719	65,494	108,039
Pinto Valley (d)	100%	—	—	—	—	—	—	920

Total		46,993	39,911	45,041	21,662	35,305	141,919	176,281

SILVER
Payable metal in concentrate (‘000 ounces)
Escondida	57.5%	686	512	825	794	743	2,874	2,765
Antamina	33.8%	1,240	1,039	1,360	1,079	1,234	4,712	4,090
Cannington	100%	8,609	9,013	9,334	9,605	9,324	37,276	33,367
Olympic Dam (refined silver)	100%	259	205	170	13	112	500	937
Pinto Valley (d)	100%	2	—	—	—	—	—	182

Total		10,796	10,769	11,689	11,491	11,413	45,362	41,341

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	1,154	1,130	348	89	712	2,279	4,007

Total		1,154	1,130	348	89	712	2,279	4,007

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	166	241	113	190	269	813	1,363
Pinto Valley (d)	100%	—	—	—	—	—	—	159

Total		166	241	113	190	269	813	1,522

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)
Ekati™	80%	903	780	760	770	740	3,050	3,221
STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)
CMSA	99.9%	13.7	12.0	13.0	11.6	13.0	49.6	50.5
Yabulu (e)	100%	7.8	2.8	—	—	—	2.8	33.9
Nickel West	100%	27.1	23.4	36.0	31.7	32.7	123.8	88.7
Total		48.6	38.2	49.0	43.3	45.7	176.2	173.1

Refer footnotes on page 4.
IRON ORE
Production (‘000 tonnes) (f)
Newman (g)	85%	7,123	7,549	8,174	7,896	8,478	32,097	31,350
Goldsworthy Joint Venture	85%	280	428	417	421	422	1,688	1,416
Area C Joint Venture	85%	8,407	9,189	10,207	9,524	9,767	38,687	35,513
Yandi Joint Venture	85%	9,461	10,194	10,885	10,549	9,768	41,396	37,818
Samarco	50%	1,777	2,746	2,766	2,774	2,808	11,094	8,318

Total		27,048	30,106	32,449	31,164	31,243	124,962	114,415

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (h)	60%	156	428	664	781	845	2,718	2,191
Australia (h)	60%	344	728	873	929	876	3,406	2,284

Total		500	1,156	1,537	1,710	1,721	6,124	4,475

MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (h) (i)	60%	5	30	76	106	152	364	301
Australia (h)	60%	20	33	55	65	66	219	212

Total		25	63	131	171	218	583	513

METALLURGICAL COAL
Production (‘000 tonnes) (j)
BMA	50%	6,378	5,822	5,609	5,871	7,101	24,403	24,708
BHP Mitsui Coal (k)	80%	1,482	1,597	1,829	1,251	1,766	6,443	5,435
Illawarra	100%	1,600	1,985	1,455	1,035	2,060	6,535	6,273

Total		9,460	9,404	8,893	8,157	10,927	37,381	36,416

ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	7,682	8,099	7,382	7,741	7,237	30,459	29,896
USA	100%	4,207	4,162	2,978	2,925	3,413	13,478	14,136
Australia	100%	3,039	3,173	2,887	3,177	2,802	12,039	11,775
Colombia	33%	2,734	2,625	2,213	2,499	2,818	10,155	10,594

Total		17,662	18,059	15,460	16,342	16,270	66,131	66,401

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Suriname was sold effective 31 July 2009
(c)	Metal production is reported on the basis of payable metal.
(d)	The Pinto Valley operations were placed on care and maintenance in February 2009.
(e)	Yabulu was sold effective 31 July 2009.
(f)	Iron ore production is reported on a wet tonnes basis.
(g)	Newman includes Mt Newman Joint Venture and Jimblebar.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i)	Production includes Medium Carbon Ferro Manganese.
(j)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(k)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	JUNE 2010	JUNE 2009
PETROLEUM
BHP Billiton attributable production unless otherwise stated.
CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	3,744	3,501	3,031	2,779	2,886	12,197	13,443
North West Shelf (a)	2,178	2,305	2,362	2,328	1,977	8,972	8,877
Stybarrow	1,538	1,328	979	433	784	3,524	9,477
Pyrenees (b)	—	—	—	1,530	5,071	6,601	—
Other Australia (c)	150	172	46	15	13	246	699
Atlantis (d)	3,333	4,630	4,301	3,792	3,221	15,944	10,333
Mad Dog (d)	1,355	1,268	906	1,219	1,120	4,513	4,673
Shenzi (d) (e)	2,788	5,001	5,528	4,421	4,416	19,366	3,023
Trinidad /Tobago	354	445	398	407	349	1,599	2,169
Other Americas (d) (f)	505	473	453	403	370	1,699	2,789
UK	869	629	677	767	615	2,688	3,122
Algeria	1,611	1,793	1,717	1,543	1,587	6,640	7,356
Pakistan	98	103	108	99	88	398	367

Total	18,523	21,648	20,506	19,736	22,497	84,387	66,328

NATURAL GAS (billion cubic feet)
Bass Strait	28.98	31.31	24.20	18.81	30.02	104.34	108.20
North West Shelf (a)	32.97	32.86	33.98	35.34	31.24	133.42	123.40
Other Australia (c)	6.11	5.83	5.47	5.60	4.99	21.89	26.54
Atlantis (d) (g)	1.48	2.29	1.55	1.70	0.47	6.01	4.43
Mad Dog (d) (g)	0.27	0.30	0.14	0.29	0.12	0.85	0.89
Shenzi (d) (e) (g)	0.59	1.42	1.21	1.07	1.27	4.97	0.65
Other Americas (d) (f) (g)	1.50	1.62	1.46	1.32	1.45	5.85	5.94
UK	8.11	5.20	5.08	7.36	6.03	23.67	34.27
Pakistan	16.31	17.34	18.06	16.78	15.39	67.57	58.48

Total	96.32	98.17	91.15	88.27	90.98	368.57	362.80

NGL (‘000 barrels)
Bass Strait	1,875	2,080	1,572	1,376	1,817	6,845	6,358
North West Shelf (a)	437	438	464	478	425	1,805	1,619
Atlantis (d) (g)	210	273	290	227	212	1,002	651
Mad Dog (d) (g)	49	49	40	45	47	181	184
Shenzi (d) (e) (g)	118	289	351	275	265	1,180	130
Other Americas (d) (f) (g)	50	54	45	43	41	183	163
UK	97	51	—	49	90	190	258
Algeria	431	451	351	276	285	1,363	1,813

Total	3,267	3,685	3,113	2,769	3,182	12,749	11,176

TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent)(h)	37.84	41.70	38.81	37.21	40.84	158.56	137.97

(a)	North West Shelf LNG Train 5 was commissioned during the September 2008 quarter. North West Shelf Angel was commissioned during the December 2008 quarter.
(b)	Pyrenees achieved first production on 1 March 2010.
(c)	Other Australia includes Griffin and Minerva. Griffin ceased production on 23 October 2009.
(d)	Gulf of Mexico volumes are net of royalties.
(e)	The Genghis Khan operation is reported in Shenzi. The Shenzi operation was commissioned during the March 2009 quarter.
(f)	Other Americas includes Neptune, West Cameron 76, Mustang, Genesis and Starlifter. The Neptune operation was commissioned during the September 2008 quarter.
(g)	Gulf of Mexico natural gas production has been restated to a dry gas number. NGL production is now shown separately.
(h)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	JUNE 2010	JUNE 2009
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
ALUMINA
Production
Worsley, Australia	747	709	755	811	779	3,054	2,924
Paranam, Suriname (a)	226	78	—	—	—	78	935
Alumar, Brazil	135	132	184	210	183	709	537

Total	1,108	919	939	1,021	962	3,841	4,396

Sales
Worsley, Australia	731	716	773	735	822	3,046	2,958
Paranam, Suriname (a)	246	74	—	—	—	74	932
Alumar, Brazil	145	154	180	218	175	727	523

Total (b)	1,122	944	953	953	997	3,847	4,413

ALUMINIUM
Production
Hillside, South Africa	177	179	180	174	177	710	702
Bayside, South Africa	25	25	25	24	24	98	99
Alumar, Brazil	44	44	43	44	43	174	177
Mozal, Mozambique	64	65	65	64	65	259	255

Total	310	313	313	306	309	1,241	1,233

Sales
Hillside, South Africa	189	147	203	172	169	691	707
Bayside, South Africa	22	26	27	25	32	110	96
Alumar, Brazil	47	44	45	43	48	180	182
Mozal, Mozambique	88	67	56	58	78	259	270

Total	346	284	331	298	327	1,240	1,255

Tolling Agreement (b)	31	15	—	—	—	15	129

	377	299	331	298	327	1,255	1,384

(a)	Suriname was sold effective 31 July 2009.
(b)	Equity Alumina from Suriname was converted into Aluminium under a third party tolling agreement. These tonnages were allocated to equity sales. This Aluminium is now treated as third party product following the sale of Suriname.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	JUNE 2010	JUNE 2009
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.
Escondida, Chile
Material mined (100%)	(‘000 tonnes)	102,558	102,352	101,976	103,216	109,098	416,642	399,834
Sulphide ore milled (100%)	(‘000 tonnes)	19,898	16,224	20,246	17,697	17,711	71,878	84,211
Average copper grade	(%)	1.22%	1.40%	1.38%	1.29%	1.40%	1.37%	1.12%
Production ex Mill (100%)	(‘000 tonnes)	199.6	188.4	233.0	189.6	205.3	816.3	750.9
Production
Payable copper	(‘000 tonnes)	111.5	102.8	130.6	101.5	113.2	448.1	417.6
Payable gold concentrate	(fine ounces)	17,595	13,905	20,924	20,010	21,586	76,425	67,322
Copper cathode (EW)	(‘000 tonnes)	49.4	47.9	45.9	36.2	44.2	174.2	172.1
Payable silver concentrate	(‘000 ounces)	686	512	825	794	743	2,874	2,765
Sales
Payable copper	(‘000 tonnes)	114.2	88.9	144.3	100.4	106.4	440.0	419.2
Payable gold concentrate	(fine ounces)	17,816	11,991	23,031	20,390	20,604	76,016	67,764
Copper cathode (EW)	(‘000 tonnes)	48.4	40.7	51.1	40.3	45.0	177.1	167.0
Payable silver concentrate	(‘000 ounces)	685	441	910	786	714	2,851	2,761
Cerro Colorado, Chile
Material mined	(‘000 tonnes)	17,289	17,019	16,586	14,513	15,828	63,946	70,340
Ore milled	(‘000 tonnes)	3,598	3,758	4,314	4,367	4,707	17,146	16,976
Average copper grade	(%)	0.89%	0.79%	0.77%	0.72%	0.67%	0.73%	0.86%
Production
Copper cathode (EW)	(‘000 tonnes)	27.5	18.6	21.6	20.2	24.8	85.2	102.1
Sales
Copper cathode (EW)	(‘000 tonnes)	30.5	18.3	21.2	20.7	22.4	82.6	106.1
Spence, Chile
Material mined	(‘000 tonnes)	20,049	19,111	3,800	18,739	19,191	60,841	78,854
Ore milled	(‘000 tonnes)	4,921	4,670	1,190	4,917	4,389	15,166	17,865
Average copper grade	(%)	1.36%	1.55%	1.22%	1.34%	1.29%	1.38%	1.67%
Production
Copper cathode (EW)	(‘000 tonnes)	44.8	51.0	18.8	45.0	44.8	159.6	172.7
Sales
Copper cathode (EW)	(‘000 tonnes)	45.2	42.2	32.7	40.3	49.5	164.7	168.2
Antamina, Peru
Material mined (100%)	(‘000 tonnes)	29,381	27,571	29,485	26,705	30,014	113,775	114,578
Sulphide ore milled (100%)	(‘000 tonnes)	8,437	8,321	8,962	8,791	9,328	35,402	32,481
Average head grades
- Copper	(%)	1.19%	1.10%	1.15%	1.02%	0.99%	1.06%	1.20%
- Zinc	(%)	1.73%	1.65%	2.04%	1.59%	1.53%	1.70%	1.54%
Production
Payable copper	(‘000 tonnes)	26.3	24.3	26.6	22.4	25.3	98.6	109.0
Payable zinc	(tonnes)	30,929	31,235	41,511	31,340	31,487	135,573	108,366
Payable silver	(‘000 ounces)	1,240	1,039	1,360	1,079	1,234	4,712	4,090
Payable lead	(tonnes)	1,397	491	1,372	550	628	3,041	3,257
Payable molybdenum	(tonnes)	166	241	113	190	269	813	1,363
Sales
Payable copper	(‘000 tonnes)	24.2	25.6	26.6	20.3	24.3	96.8	109.0
Payable zinc	(tonnes)	29,110	30,633	40,280	33,030	34,643	138,586	106,993
Payable silver	(‘000 ounces)	987	1,079	1,135	965	893	4,072	3,304
Payable lead	(tonnes)	724	1,707	703	830	431	3,671	1,836
Payable molybdenum	(tonnes)	171	264	107	148	203	722	1,433

Cannington, Australia
Material mined	(‘000 tonnes)	793	840	839	714	837	3,230	3,204
Ore milled	(‘000 tonnes)	746	798	859	708	776	3,141	3,015
Average head grades
- Silver	(g/t)	427	418	405	494	441	437	412
- Lead	(%)	9.0%	9.0%	8.5%	10.0%	9.4%	9.2%	8.9%
- Zinc	(%)	3.0%	3.1%	3.4%	3.5%	3.1%	3.3%	3.1%
Production
Payable silver	(‘000 ounces)	8,609	9,013	9,334	9,605	9,324	37,276	33,367
Payable lead	(tonnes)	57,145	60,879	61,701	60,577	62,288	245,445	226,794
Payable zinc	(tonnes)	13,258	15,190	18,324	15,257	13,935	62,706	54,849
Sales
Payable silver	(‘000 ounces)	9,841	7,978	9,652	8,268	11,280	37,178	34,796
Payable lead	(tonnes)	64,544	53,778	66,088	51,745	74,341	245,952	233,936
Payable zinc	(tonnes)	15,649	10,697	19,766	18,243	16,029	64,735	54,783
Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	2,370	2,479	734	689	1,363	5,265	9,832
Ore milled	(‘000 tonnes)	2,608	2,453	717	234	1,685	5,089	9,883
Average copper grade	(%)	1.75%	1.70%	1.99%	2.33%	1.94%	1.85%	1.87%
Average uranium grade	kg/t	0.57	0.58	0.58	0.57	0.58	0.58	0.54
Production
Copper cathode (ER)	(‘000 tonnes)	42.6	34.5	25.0	1.9	34.9	96.3	181.8
Copper cathode (EW)	(‘000 tonnes)	3.7	3.2	1.1	0.3	2.4	7.0	12.3
Uranium oxide concentrate	(tonnes)	1,154	1,130	348	89	712	2,279	4,007
Refined gold	(fine ounces)	29,398	26,006	24,117	1,652	13,719	65,494	108,039
Refined silver	(‘000 ounces)	259	205	170	13	112	500	937
Sales
Copper cathode (ER)	(‘000 tonnes)	40.5	36.1	23.7	6.1	29.3	95.2	181.0
Copper cathode (EW)	(‘000 tonnes)	3.8	3.2	1.5	0.7	1.5	6.9	12.6
Uranium oxide concentrate	(tonnes)	1,261	537	1,540	182	122	2,381	4,220
Refined gold	(fine ounces)	35,876	25,053	22,666	5,980	10,811	64,510	112,678
Refined silver	(‘000 ounces)	400	173	198	46	49	466	961
(a) Material mined refers to run of mine ore mined and hoisted.
Pinto Valley, USA (a)
Production
Copper concentrate	(‘000 tonnes)	—	—	—	—	—	—	33.3
Copper cathode (EW)	(‘000 tonnes)	1.4	1.6	1.5	1.6	1.5	6.2	6.2
Payable silver	(‘000 ounces)	2	—	—	—		—	182
Payable gold	(ounces)	—	—	—	—		—	920
Payable molybdenum	(tonnes)	—	—	—	—		—	159
Sales
Copper concentrate	(‘000 tonnes)	—	—	—	—		—	37.5
Copper cathode (EW)	(‘000 tonnes)	1.6	1.3	1.6	1.1	1.5	5.5	6.1
Payable silver	(‘000 ounces)	2	—	—	—		—	182
Payable gold	(ounces)	—	—	—	—		—	920
Payable molybdenum	(tonnes)	—	—	—	—		—	159

(a)	During February 2009 the operations were placed on care and maintenance.

PRODUCTION AND SHIPMENT REPORT

			QUARTER ENDED					YEAR TO DATE
			JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	JUNE 2010	JUNE 2009
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.
DIAMONDS
Ekati™, Canada
Ore Processed (100%)	(‘000 tonnes	)	1,410	1,223	1,216	1,256	1,235	4,930	4,762
Production	(‘000 carats	)	903	780	760	770	740	3,050	3,221

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	JUNE 2010	JUNE 2009
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
NICKEL
CMSA, Colombia
Production	13.7	12.0	13.0	11.6	13.0	49.6	50.5
Sales	18.1	11.4	11.4	13.4	12.5	48.7	51.4
Yabulu, Australia (a)
Production
Nickel metal	7.8	2.8	—	—	—	2.8	33.9
Cobalt	0.4	0.1	—	—	—	0.1	1.4
Sales
Nickel metal	7.9	2.2	—	—	—	2.2	33.6
Cobalt	0.3	0.1	—	—	—	0.1	1.3

(a)	Yabulu was sold effective 31 July 2009.

Nickel West, Australia
Production
Nickel contained in concentrate	5.0	4.1	5.3	7.1	6.1	22.6	21.3
Nickel contained in finished matte	4.1	5.0	13.0	10.6	15.7	44.3	21.6
Nickel metal	18.0	14.3	17.7	14.0	10.9	56.9	45.8

Nickel production	27.1	23.4	36.0	31.7	32.7	123.8	88.7

Sales
Nickel contained in concentrate	5.2	3.9	5.2	7.0	6.3	22.4	21.2
Nickel contained in finished matte	5.5	3.7	11.8	10.8	15.2	41.5	21.6
Nickel metal	19.0	14.1	17.5	14.9	9.2	55.7	45.4

Nickel sales	29.7	21.7	34.5	32.7	30.7	119.6	88.2

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	JUNE 2010	JUNE 2009
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
IRON ORE (a)
Pilbara, Australia
Production
Newman (b)	7,123	7,549	8,174	7,896	8,478	32,097	31,350
Goldsworthy Joint Venture	280	428	417	421	422	1,688	1,416
Area C Joint Venture	8,407	9,189	10,207	9,524	9,767	38,687	35,513
Yandi Joint Venture	9,461	10,194	10,885	10,549	9,768	41,396	37,818

Total (BHP Billiton share)	25,271	27,360	29,683	28,390	28,435	113,868	106,097

Total production (100%)	29,731	32,188	34,921	33,400	33,452	133,961	124,820
Shipments
Lump	7,989	7,839	8,141	8,071	7,135	31,186	32,922
Fines	17,035	19,932	20,787	19,974	21,512	82,205	74,451

Total (BHP Billiton share)	25,024	27,771	28,928	28,045	28,647	113,391	107,373

Total sales (100%)	29,441	32,672	34,033	32,994	33,703	133,402	126,322

(a)	Iron ore production and shipments are reported on a wet tonnes basis.
(b)	Newman includes Mt Newman Joint Venture and Jimblebar.

Samarco, Brazil
Production	1,777	2,746	2,766	2,774	2,808	11,094	8,318
Shipments	1,788	3,076	2,933	2,594	2,591	11,194	7,860

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2009	SEPT 2009	DEC 2009	MAR 2010	JUNE 2010	JUNE 2010	JUNE 2009
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
MANGANESE ORE
South Africa (a)
Saleable production	156	428	664	781	845	2,718	2,191
Sales	367	712	751	741	929	3,133	1,995

Australia (a)
Saleable production	344	728	873	929	876	3,406	2,284
Sales	530	838	985	835	974	3,632	2,167

MANGANESE ALLOY
South Africa (a) (b)
Saleable production	5	30	76	106	152	364	301
Sales	70	101	66	77	101	345	286

Australia (a)
Saleable production	20	33	55	65	66	219	212
Sales	32	60	68	54	75	257	181

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2009	2009	2009	2010	2010	2010	2009
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,521	1,352	1,500	1,254	1,627	5,733	5,382
Goonyella	1,725	1,507	1,548	1,667	1,946	6,668	6,685
Peak Downs	1,268	1,187	817	1,030	1,298	4,332	4,390
Saraji	723	779	726	965	932	3,402	3,505
Norwich Park	513	392	575	375	528	1,870	1,984
Gregory Joint Venture	628	605	443	580	770	2,398	2,762

BMA total	6,378	5,822	5,609	5,871	7,101	24,403	24,708

BHP Mitsui Coal (b)
South Walker Creek	600	821	1,063	697	1,028	3,609	2,978
Poitrel	882	776	766	554	738	2,834	2,457

BHP Mitsui Coal total	1,482	1,597	1,829	1,251	1,766	6,443	5,435

Queensland total	7,860	7,419	7,438	7,122	8,867	30,846	30,143

Shipments
Coking coal	5,087	5,725	5,935	4,836	7,268	23,764	21,303
Weak coking coal	1,796	1,613	1,778	1,356	2,109	6,856	6,345
Thermal coal	461	453	204	385	339	1,381	1,473

Total	7,344	7,791	7,917	6,577	9,716	32,001	29,121

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,600	1,985	1,455	1,035	2,060	6,535	6,273
Shipments
Coking coal	1,696	2,097	1,408	980	1,652	6,137	5,423
Thermal coal	46	159	250	109	213	731	718

Total	1,742	2,256	1,658	1,089	1,865	6,868	6,141

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2009	2009	2009	2010	2010	2010	2009
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
South Africa
Production	7,682	8,099	7,382	7,741	7,237	30,459	29,896
Sales
Export	1,700	2,377	2,849	2,856	2,449	10,531	8,646
Local utility	5,446	5,378	4,687	4,263	4,351	18,679	20,795
Inland	70	46	49	56	47	198	666

Total	7,216	7,801	7,585	7,175	6,847	29,408	30,107

New Mexico, USA
Production
Navajo Coal	2,426	2,167	1,785	1,873	1,640	7,465	8,363
San Juan Coal	1,781	1,995	1,193	1,052	1,773	6,013	5,773

Total	4,207	4,162	2,978	2,925	3,413	13,478	14,136

Sales - local utility	3,453	3,604	3,660	2,555	3,005	12,824	13,890

Hunter Valley, Australia
Production	3,039	3,173	2,887	3,177	2,802	12,039	11,775
Sales
Export	1,958	1,766	2,959	2,263	2,524	9,512	8,409
Inland	573	619	382	601	474	2,076	2,933

Total	2,531	2,385	3,341	2,864	2,998	11,588	11,342

Cerrejon Coal, Colombia
Production	2,734	2,625	2,213	2,499	2,818	10,155	10,594
Sales - export	2,623	2,335	2,745	2,419	2,601	10,100	10,454